Blackbird Foods, Inc.



ANNUAL REPORT

1040 45th Avenue

Long Island City, NY 11101

(347) 391-4791

https://www.blackbirdfoods.com/

This Annual Report is dated April 26, 2024.

BUSINESS

Company Overview

Blackbird Foods is a plant-based food company founded by chefs with a focus on creating high-quality, artisanal products. The company initially started by producing seitan for local restaurants, but due to increasing customer demand for home use, they established their dedicated facility in NYC. Blackbird Foods specializes in crafting what they claim to be the best plant-based pizza, seitan, and wings.

Their products are made using natural, non-GMO ingredients that are 100% plant-based, cholesterol-free, vegan, and kosher. Seitan, a key ingredient in their offerings, is a natural plant-based meat derived from wheat protein and has a rich history in East Asian cuisine spanning thousands of years. Blackbird Foods emphasizes a commitment to quality and the use of traditional, wholesome ingredients in their plant-based creations.

Business Model

The Company's business model consists of retail, food service, and e-commerce sales.

Our food is sold across 49 states at stores like Whole Foods, ShopRite, The Fresh Market, as well as restaurants and direct-to-consumers online.

Corporate Structure

Blackbird Foods, Inc. was incorporated under the laws of the state of Delaware on 9/19/2019.

The Company has no registered or pending intellectual property.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $1,790,000.00

Use of proceeds: General operations

Date: September 25, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $86,270.00

Use of proceeds: General operations

Date: December 01, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $600,000.00

Use of proceeds: General operations

Date: March 29, 2023

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $292,030.00

Use of proceeds: Expansion of manufacturing capacity, inventory, sales personnel, and product development.

Date: September 30, 2023

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $4,474,995, about a 60% increase compared to fiscal year 2022 revenue of $2,785,320. This increase was driven by increased distribution and velocity.

Cost of Revenue

Cost of sales in 2023 was $2,569,321, an increase of approximately $600k, from costs of $1,957,653 in fiscal year 2022. This increase was driven by increased revenue, but was also offset by achieving economy of scale and efficiencies.

Gross margins

2023 gross profit margin was 42.59% compared to 29.72% in 2022. This increase was driven by a significant increase in revenue, and relatively smaller increase in costs.

Operating Expenses

The Company's expenses consist of, among other things, advertising and marketing, general and administrative, and rent / lease payments.

Total operating expenses in 2023 were $2,969,430 compared to $2,336,841 in 2022. This increase was driven by increased advertising and marketing, in correlation with sales growth.

Historical results and cash flows:

The Company is currently generating revenue.

We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we expect continued growth.

Past cash was primarily generated through sales. Our goal is to acheive profitability by the end of 2024. We aim to achieve profitability by the end of 2024 through a combination of increased revenues, improved gross profit margins and reduced general and administrative expenses. Increased revenues are expected to come from new retail and food service accounts, increased velocities of existing accounts and new product launches. We believe our forecasts are conservative and realistic; however, there is the possibility that some or all of our expected revenue gains do not come to fruition.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $302,327.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: WeFunder Convertible Note

Amount Owed: $292,030.00

Interest Rate: 3.0%

Maturity Date: September 30, 2025

Creditor: Third Party

Amount Owed: $125,000.00

Interest Rate: 5.0%

Maturity Date: December 31, 2027

The Company entered into a note payable totaling $125,000 with a third party. The loan requires semi-annual interest payments at an annual interest rate of 5% with a maturity in 2027. Additionally, the loan requires a 25% annual interest accrual, which is payable upon maturity. The note allows the Company to receive additional funds with the same party totaling an additional $375,000 all in $125,000 increments. The Company accrued interest of $28,125 as of 2023 related to this note.

Creditor: Pre-Seed Convertible Note

Amount Owed: $615,000.00

Interest Rate: 3.0%

Maturity Date: May 31, 2023

Creditor: Seed Convertible Note

Amount Owed: $2,665,000.00

Interest Rate: 3.0%

Maturity Date: May 31, 2024

Creditor: Pre-Seed SAFE

Amount Owed: $175,400.00

Interest Rate: 0.0%

Creditor: Pre-A Convertible Note

Amount Owed: $35,000.00

Interest Rate: 0.0%

Maturity Date: December 01, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Emanuel Storch

Emanuel Storch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Board Member

Dates of Service: January, 2020 - Present

Responsibilities: Emanuel oversees and manages all personnel and departments. He receives an annual salary of $138,000 and owns about 9% of the company's equity.

Name: Nick Cooney

Nick Cooney's current primary role is with Lever VC. Nick Cooney currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member/Advisor (Part-Time)

Dates of Service: March, 2024 - Present

Responsibilities: Nick serves on the board of directors. He does not currently receive compensation.

Other business experience in the past three years:

Employer: Lever VC

Title: Managing Partner

Dates of Service: May, 2018 - Present

Responsibilities: Lever VC is a venture capital fund investing globally in early stage companies in the food and ag sector.

Other business experience in the past three years:

Employer: Lever Foundation

Title: Founder, Board Director

Dates of Service: May, 2018 - Present

Responsibilities: Nick serves on the board of directors for Lever Foundation.

Name: Craig Cochran

Craig Cochran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member/Advisor (Part-Time)

Dates of Service: November, 2019 - Present

Responsibilities: Craig serves on the board of directors. He does not receive compensation.

Other business experience in the past three years:

Employer: Nuleaf

Title: CEO and Co-founder

Dates of Service: January, 2020 - January, 2023

Responsibilities: Cragi was the CEO and Co-founder of Nuleaf.

Name: Yaqi Gao Grover

Yaqi Gao Grover's current primary role is with Lever VC. Yaqi Gao Grover currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member/Advisor (Part-Time)

Dates of Service: January, 2020 - Present

Responsibilities: Raqi serves on the board of directors. She does not receive compensation.

Other business experience in the past three years:

Employer: The Better Meat Co.

Title: Board Member

Dates of Service: January, 2022 - Present

Responsibilities: Yaqi serves on the board of directors.

Other business experience in the past three years:

Employer: Innovate Animal Ag

Title: Founding Board Member

Dates of Service: January, 2023 - Present

Responsibilities: Yaqi serves on the board of directors.

Other business experience in the past three years:

Employer: Morgan Stanley

Title: Vice President, Structured Finance

Dates of Service: March, 2019 - May, 2022

Responsibilities: Yaqi managed investment portfolios and executed structured financial transactions.

Other business experience in the past three years:

Employer: Lever VC

Title: Partner

Dates of Service: May, 2022 - Present

Responsibilities: Yaqi invests in companies developing alternative meat and dairy products.

Name: Ryan Moylan

Ryan Moylan's current primary role is with Sprokets. Ryan Moylan currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member/Advisor (Part-Time)

Dates of Service: November, 2019 - Present

Responsibilities: Ryan serves on the board of directors. He does not receive compensation and owns almost 17% of the company's equity.

Other business experience in the past three years:

Employer: Sprokets

Title: Freelance Front End Development

Dates of Service: July, 2021 - Present

Responsibilities: Ryan primarily works on e-commerce, and software for use on a distribution/branding platform.

Name: Michael Pease

Michael Pease's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Principal Accounting Officer, Director of Operations, Co-Founder

Dates of Service: January, 2023 - Present

Responsibilities: Mike manages a wide array of day to day business operations and helps manage the business finances. He receives an annual salary of $120,000. He owns 30% of Blackbird Ventures LLC, which owns 39.5% of Blackbird Foods.

Other business experience in the past three years:

Employer: Nuleaf

Title: Chief Financial Officer

Dates of Service: November, 2019 - December, 2023

Responsibilities: Mike served as the CFO for Newleaf HoldCo LLC.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Blackbird Ventures LLC (Owned 31.225% by Michael Pease and 34.4% by Craig Cochran)

Amount and nature of Beneficial ownership: 1,679,113

Percent of class: 37.27

Title of class: Common Stock

Stockholder Name: Grove Ventures LLC (Owned 95% by Yaqi Grover)

Amount and nature of Beneficial ownership: 952,573

Percent of class: 21.14

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions,

OUR SECURITIES

The company has authorized Common Stock, WeFunder Convertible Note, Pre-Seed Convertible Note, Seed Convertible Note, Pre-Seed SAFE, and Pre-A Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 108,656 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 255,297 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 494,450 shares to be issued pursuant to stock options, reserved but unissued.

WeFunder Convertible Note

The security will convert into Common stock and the terms of the WeFunder Convertible Note are outlined below:

Amount outstanding: $292,030.00

Maturity Date: September 30, 2025

Interest Rate: 3.0%

Discount Rate: 20.0%

Valuation Cap: $7,000,000.00

Conversion Trigger: Conversion upon qualified financing of $1,000,000

Material Rights

There are no material rights associated with WeFunder Convertible Note.

Pre-Seed Convertible Note

The security will convert into Common stock and the terms of the Pre-Seed Convertible Note are outlined below:

Amount outstanding: $615,000.00

Maturity Date: May 31, 2023

Interest Rate: 3.0%

Discount Rate: 20.0%

Valuation Cap: $7,200,000.00

Conversion Trigger: Qualified financing of $1,000,000

Material Rights

There are no material rights associated with Pre-Seed Convertible Note.

Seed Convertible Note

The security will convert into Common stock and the terms of the Seed Convertible Note are outlined below:

Amount outstanding: $2,665,000.00

Maturity Date: May 31, 2024

Interest Rate: 3.0%

Discount Rate: 20.0%

Valuation Cap: $7,000,000.00

Conversion Trigger: Qualified financing of $1,000,000

Material Rights

There are no material rights associated with Seed Convertible Note.

Pre-Seed SAFE

The security will convert into Common stock and the terms of the Pre-Seed SAFE are outlined below:

Amount outstanding: $175,400.00

Interest Rate: 0.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Any liquidity event

Material Rights

There are no material rights associated with Pre-Seed SAFE.

Pre-A Convertible Note

The security will convert into Common stock and the terms of the Pre-A Convertible Note are outlined below:

Amount outstanding: $35,000.00

Maturity Date: December 01, 2026

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: Qualified Financing of $1,000,000

Material Rights

There are no material rights associated with Pre-A Convertible Note.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Blackbird Foods, Inc. was formed on 9/19/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Blackbird Foods, Inc. has incurred a net loss and has had limited revenues generated. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Previous Business Bankruptcy - Cochran & Pease LLC dba 'Terri' Craig Cochran (Director) and Michael Pease (Director of Operations; Principal Accounting Officer) previously owned and operated a restaurant venture, Terri. The restaurant group eventually became insolvent, which resulted in a bankruptcy filing in 2019. After the final restaurant location closed in 2020, the bankruptcy was dismissed. There is some risk in investing in a company when two individuals in leadership positions had similar ventures that previously failed. Please review and evaluate every investment opportunity carefully prior to making an investment decision. Previous Bankruptcies - Michael Pease As a result of the insolvency of Cochran & Pease, LLC and personally guaranteed business obligations, Michael Pease (Director of Operations; Principal Accounting Officer) filed for personal Ch. 7 bankruptcy, which was filed and discharged in 2020. This bankruptcy involved personal debts of $101k and personally guaranteed business debts of $1.6M. There is some risk in investing in a company when the individual in charge of managing the business's finances has been involved in both personal and business-related bankruptcy proceedings. Please review and evaluate every investment opportunity carefully prior to making an investment decision.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2024.

Blackbird Foods, Inc.

By /s/ *Michael Pease*

    Name: <u>Blackbird Foods, Inc.</u>

    Title: CFO

Exhibit A

FINANCIAL STATEMENTS

Blackbird Foods, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021, 2022, & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Blackbird Foods, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021, 2022, & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 20, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,		
	2023	**2022**	**2021**
ASSETS			
Current Assets			
Cash and Cash Equivalents	302,328	197,271	1,461,395
Accounts Receivable	484,954	252,616	203,213
Prepaid Expenses	38,179	28,182	32,224
Inventory	130,369	64,516	32,449
Other Receivables	-	234,011	235,907
Total Current Assets	955,830	776,597	1,965,188
Non-current Assets			
Machinery, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	162,609	183,200	117,145
Right of Use Asset: Office Leases	282,404	-	-
Security Deposits	52,390	40,260	32,530
Total Non-Current Assets	497,403	223,460	149,675
TOTAL ASSETS	1,453,234	1,000,056	2,114,863
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	134,099	170,720	68,277
Accrued Expenses	1,068	35,847	13,242
Convertible Notes	3,258,098	-	-
Short Term Lease Liability	108,027	-	-
Accrued Interest	240,415	115,723	48,726
Other Liabilities	355	1,301	6,900
Total Current Liabilities	3,742,062	323,591	137,145
Long-term Liabilities			
Future Equity Obligations	175,400	175,400	175,400
Notes Payable	125,000	-	-
Convertible Notes	317,030	2,405,000	2,130,000
Long Term Lease Liability	176,115	-	-
Total Long-Term Liabilities	793,545	2,580,400	2,305,400
TOTAL LIABILITIES	4,535,607	2,903,991	2,442,545
EQUITY			
Common Stock	42	42	42
Additional Paid in Capital	86,270	86,270	86,270
Accumulated Deficit	(3,168,684)	(1,990,247)	(413,994)
Total Equity	(3,082,372)	(1,903,935)	(327,682)
TOTAL LIABILITIES AND EQUITY	1,453,234	1,000,056	2,114,863

Statement of Operations

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue	4,474,995	2,785,320	1,884,359
Cost of Revenue	2,569,321	1,957,653	992,550
Gross Profit	1,905,674	827,667	891,809
Operating Expenses			
Advertising and Marketing	821,330	588,749	208,246
General and Administrative	1,879,277	1,583,639	907,862
Rent and Lease	202,617	122,110	61,669
Depreciation	66,207	42,343	34,694
Total Operating Expenses	2,969,430	2,336,841	1,212,471
Operating Income (loss)	(1,063,756)	(1,509,174)	(320,662)
Other Income			
Other	15,798	-	90,097
Total Other Income	15,798	-	90,097
Other Expense			
Interest Expense	127,930	67,008	45,578
Other	2,549	71	2,452
Total Other Expense	130,479	67,079	48,030
Earnings Before Income Taxes	(1,178,438)	(1,576,253)	(278,594)
Provision for Income Tax Expense/(Benefit)	-	-	-
Net Income (loss)	(1,178,438)	(1,576,253)	(278,594)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2021	4,000	40	80,760	(135,400)	(54,600)
Issuance of Common Stock	212	2	5,510	-	5,512
Net Income (Loss)	-	-	-	(278,594)	(278,594)
Ending Balance 12/31/2021	4,212	42	86,270	(413,994)	(327,682)
Net Income (Loss)	-	-	-	(1,576,253)	(1,576,253)
Ending Balance 12/31/2022	4,212	42	86,270	(1,990,247)	(1,903,935)
Net Income (Loss)	-	-	-	(1,178,438)	(1,178,438)
Ending Balance 12/31/2023	4,212	42	86,270	(3,168,685)	(3,082,373)

Statement of Cash Flows

	Year Ended December 31,		
	2023	**2022**	**2021**
OPERATING ACTIVITIES			
Net Income (Loss)	(1,178,438)	(1,576,253)	(278,594)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation	66,207	42,343	34,694
Accounts Payable and Accrued Expenses	(71,399)	125,048	(12,806)
Inventory	(65,853)	(32,066)	(11,194)
Accounts Receivable	(232,338)	(49,403)	(99,547)
Prepaids	(9,997)	4,042	(30,424)
Accrued Interest	124,692	66,997	45,565
PPP Loan Forgiveness	-	-	(90,097)
Lease Liability	1,737	-	-
Other Receivables	234,011	1,896	(160,805)
Other	(946)	(5,599)	3,346
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	46,114	153,257	(321,268)
Net Cash provided by (used in) Operating Activities	(1,132,324)	(1,422,996)	(599,862)
INVESTING ACTIVITIES			
Purchase of Equipment	(45,617)	(108,398)	(141,791)
Security Deposit	(12,130)	(7,730)	(21,170)
Net Cash provided by (used by) Investing Activities	(57,747)	(116,128)	(162,961)
FINANCING ACTIVITIES			
Proceeds from Issuance of Convertible Notes	1,170,128	275,000	1,515,000
Proceeds from the Issuance of Notes Payable	125,000	-	-
Proceeds from the Issuance of Common Stock	-	-	2
Proceeds from Additional Paid-in Capital	-	-	5,510
Net Cash provided by (used in) Financing Activities	1,295,128	275,000	1,520,512
Cash at the beginning of period	197,271	1,461,395	703,706
Net Cash increase (decrease) for period	105,057	(1,264,124)	757,690
Cash at end of period	302,329	197,271	1,461,395

Blackbird Foods, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Blackbird Foods, Inc. ("the Company") was formed in Delaware on September 19th, 2019. The Company manufactures frozen plant-based food products including seitan, pizza, and plant-based wings that it sells directly to consumers, to other businesses like restaurants and to grocery distributors who sell to grocery stores nationwide. The Company's office and manufacturing facility are in Long Island City, New York. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. Payment terms are usually 2/10 Net 30. Customers will reduce their payments by any amounts relating to spoilage or damaged products, as well by promotional chargebacks or early payment discounts.

Other Income

The Company had other income of $90,097 in 2021 related to the loan forgiveness of their PPP loan.

Concentration of Revenue

The Company recognized revenue of 12%, 13%, and 22% from 3 different customers.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Machinery & Equipment	5	267,295	(141,174)	-	126,122
Leasehold Improvements	15	47,283	(10,796)	-	36,487
Grand Total	**-**	**314,578**	**(151,969)**	**-**	**162,609**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $130,369 as of December 31st, 2023. The Company performs monthly inventory counts and valuates its inventory using the FIFO (First-In, First-Out) method.

Other Receivables

The Company had an other receivable balance as of December 31st, 2021 and 2022 of $235,907 and $234,011, respectively, consisting of Employee Retention Credits. The receivables were collected in 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	-	-
Granted	212	$26
Vested	(53)	$26
Forfeited	-	-
Nonvested shares, December 31, 2021	159	$26
Granted	-	-
Vested	(53)	$26
Forfeited	-	-
Nonvested shares, December 31, 2022	106	$26
Granted	-	-
Vested	(53)	$26
Forfeited	-	-
Nonvested shares, December 31, 2023	53	$26

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	-	-
Granted	30	$26
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2021	30	$26
Granted	248	$26
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2022	278	$26
Granted	-	-
Exercised	-	-
Expired/cancelled	(25)	26
Total options outstanding, December 31, 2023	253	$26
Options exercisable, December 31, 2023	121	$26

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021		
Granted	30	$26
Vested	(4)	$26
Forfeited	-	-
Nonvested options, December 31, 2021	26	$26
Granted	248	$26
Vested	(7)	$26
Forfeited	-	-
Nonvested options, December 31, 2022	267	$26
Granted	-	$-
Vested	(110)	$26
Forfeited	(25)	$26
Nonvested options, December 31, 2023	132	$26

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and New York. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

Besides the lawsuit disclosed in Note 7-Subsequent Events, the Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, besides the lawsuit disclosed in Note 7-Subsequent Events, the Company is currently complying with all relevant laws and regulations.

The Company leases four separate spaces on the 3rd Floor of 10-40 45th Avenue, Long Island City. Each space has it's own lease:

<u>Short Term Leases</u>

One lease started on September 1st, 2022, with payments of $3,865 per month, with additional monthly charges for refuse of $250, sprinkler of $45, and heat of $127. The lease is for 12 months, does not contain any additional option periods, and expired on August 30th, 2023. The lease was subsequently renewed in 2023. The current rent is $3,981.

Another lease started September 1st, 2023, has a 12-month term, does not contain any additional option periods, and requires payments of $4,865 per month, with additional monthly charges for garbage disposal of $275, sprinkler of $50, and heat of $150 and water of $250. The current rent is $4,865.

Each lease contains a 3% annual escalation on the base rent.

None of the leases contain provisions regarding debt, dividends, or leasing.

<u>Long Term ROU Asset/Lease Liability</u>

One lease started on June 1st, 2020, with payments of $5,354 per month, with additional monthly charges for refuse of $200, sprinkler of $38, and heat of $88. The lease was for 18 months and expired on December 31st, 2021, but was renewed for an additional 18 months expiring on June 30th, 2023, and subsequently extended in 2023. The current rent is $5,851.

Another lease started December 19th, 2021, with payments of $3,500 per month, with additional monthly charges for administrative fees of $120, sprinkler of $45, and heat of $119. The lease is for 18 months and expired on June 19th, 2023, with an 18-month renewal option that was subsequently extended in 2023. The current rent is $3,713.

Each lease contains a 3% annual escalation on the base rent.

None of the leases contain provisions regarding debt, dividends, or leasing.

See Tables below for additional information on long term ROU Asset/Lease Liability.

	Year Ending
Lease expense	2023-12
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	59,122

Short-term lease expense *	
Variable lease expense	-
Sublease income *	
Total	59,122

Other Information

(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	57,384
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	335,811
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	3
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	3.75%

Maturity Analysis	Finance	Operating
2024-12	-	116,490
2025-12	-	119,982
2026-12	-	60,876
2027-12	-	-
2028-12	-	-
Thereafter	-	-
Total undiscounted cash flows	-	297,348
Less: present value discount	-	(13,206)
Total lease liabilities	-	284,142

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations totaling $3,575,128. The interest on the notes were 3%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2024 to 2026. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The convertible notes have a valuation cap between $7M and $15M. The Company accrued interest of $212,290 as of 2023 related to these notes.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31st, 2020, the Company entered into two SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event with no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $7.2 million pre-money.

The Company entered into a note payable totaling $125,000 with a third party. The loan requires semi-annual interest payments at an annual interest rate of 5% with a maturity in 2027. Additionally, the loan requires a 25% annual interest accrual, which is payable upon maturity. The note allows the Company to receive additional funds with the same party totaling an additional $375,000 all in $125,000 increments. The Company accrued interest of $28,125 as of 2023 related to this note. See Note 7-Subsequent Events for details of additional draw of $125,000.

**Debt Principal Maturities 5 Years
Subsequent to 2023**

Year	Amount
2024	$3,258,098
2025	$292,030
2026	$25,000
2027	$125,000
2028	-
Thereafter	-

*The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 5,000 common shares with a par value of $0.01 per share. 4,212 shares were issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 20, 2024, the date these financial statements were available to be issued.

The Company entered into a convertible note agreement for the purposes of funding operations totaling $10,000 in January of 2024. The interest on the note was 3%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity in 2026. Payment is required if demanded by the holder at maturity. The note is convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The convertible note has a valuation cap of $7M.

The Company is expecting to take an additional $125,000 draw from it's debt facility in March of 2024, which has a 4 year term, 5% interest payable semi-annually during the term, and 25% annual interest that accrues and is payable with the principal balance upon termination of the loan.

The Company was sued in January 2024 for damages relating to defects in its website design for visually impaired people and has reached a settlement with the plaintiff for $3500.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

CERTIFICATION

I, Michael Pease, Principal Executive Officer of Blackbird Foods, Inc., hereby certify that the financial statements of Blackbird Foods, Inc. included in this Report are true and complete in all material respects.

Michael Pease

CFO